Exhibit 99.2
GERDAU AMERISTEEL CORPORATION
1801 Hopkins Street South
Whitby, Ontario
L1N 5T1
FORM OF PROXY
THIS PROXY IS SOLICITED BY MANAGEMENT OF GERDAU AMERISTEEL CORPORATION
IN RESPECT OF THE ANNUAL MEETING OF THE SHAREHOLDERS
TO BE HELD MAY 13, 2009
The undersigned shareholder of Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) hereby appoints, Mario Longhi, President and Chief Executive Officer, or failing him, Robert E. Lewis, Vice President, General Counsel and Corporate Secretary, or instead of any of the foregoing ......................................................, with full power of substitution, as nominee of the undersigned, to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of Gerdau Ameristeel to be held on Wednesday, May 13, 2009 at 9:30 a.m., Toronto time, and at all adjournments thereof, upon the following matters:
(a)	Election of Directors

VOTE FOR, or WITHHOLD VOTE or, if no specification is made, VOTE FOR all the proposed nominees listed below and named in the accompanying management proxy circular:

	For	Withhold		For	Withhold
01 — Phillip E. Casey	☐	☐	07 — J. Spencer Lanthier	☐	☐
02 — Joseph J. Heffernan	☐	☐	08 — Mario Longhi	☐	☐
03 — Jorge Gerdau Johannpeter	☐	☐	09 — Richard McCoy	☐	☐
04 — Frederico C. Gerdau Johannpeter	☐	☐	10 — Rick J. Mills	☐	☐
05 — André Gerdau Johannpeter	☐	☐	11 — Arthur Scace	☐	☐
06 — Claudio Johannpeter	☐	☐
(b)	Appointment of Auditors

VOTE FOR ☐ WITHHOLD VOTE ☐ or, if no specification is made, VOTE FOR the appointment of Deloitte & Touche LLP, as auditors of Gerdau Ameristeel and the authorization of the directors to fix the auditors’ remuneration.

(c)	Other Business

Such other business as may properly come before the meeting.
This proxy confers discretionary authority upon the persons named herein as nominees to vote hereunder with respect, firstly, to the specific matters identified above where no choice is specified IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED IN FAVOUR OF MATTERS (a) and (b), and secondly, to all other matters which may properly come before the annual meeting or any adjournments thereof.

The undersigned hereby revokes any proxy previously given with respect to the shares represented by this proxy.
Dated: __________________,2009.

Number of Common Shares	Signature of Shareholder

Name of Shareholder (Please print clearly)
FINANCIAL STATEMENT REQUEST
Interim Financial Reports   In accordance with securities regulations, shareholders may elect annually to receive Gerdau Ameristeel Corporation’s interim financial reports, if they so request. Mark this box if you would like to receive interim financial reports by mail in 2009   ☐
Annual Report   Mark this box if you DO NOT want to receive future annual reports by mail. If you do not mark the box, or do not return this proxy, you will continue to receive the annual report   ☐

NOTES:
(1)	A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	To be valid, this proxy must be signed and received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 (if delivering by mail) or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6 (if delivering by hand), or by facsimile at (416) 368-2502 or (866) 781-3111 (toll-free) not later than 5:00 p.m., Toronto time, on Monday, May 11, 2009, or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

(3)	If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a depository (such as CDS Clearing and Depository Services Inc.). Non-Registered Holders should, in particular, review the section entitled “NON-REGISTERED OWNERS” in the accompanying management proxy circular and carefully follow the instructions of their intermediaries.

All registered holders of shares should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(4)	If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of Gerdau Ameristeel.